Delisting Determination,The Nasdaq Stock Market, LLC,
July 28, 2009, Oscient Pharmaceuticals Corporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Oscient Pharmaceuticals Corporation (the Company), effective at the opening of the trading session on August 7, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5210(d), 5100, 5110(b) and IM-5100-1. The Company was
notified of the Staffs determinations on July 10, 2009 and July 14, 2009. The Company did not appeal the Staff determinations to the Hearings Panel, and the Staff determination to delist the Company became final on July 21, 2009.